Inter Parfums, Inc.

551 Fifth Avenue

New York, NY 10176

November 2, 2020

United States

Securities and Exchange Commission

Washington, D.C. 20549-7010

Att.: Mr. Ameen Hamady

Re:	Inter Parfums, Inc.
Form 10-K for the Year Ended December 31, 2019
Filed March 2, 2020
File No. 000-16469

Ladies and Gentlemen:

This letter is written in response to the letter dated October 30, 2020 of Mr. Ameen Hamady, addressed to Mr. Russell Greenberg, the Chief Financial Officer of Inter Parfums, Inc. (the “Company”). We have reproduced the comment from such letter, and our response follows such comment.

Comment from letter dated October 30, 2020 of Mr. Ameen Hamady:

Form 10-K for the year ended December 31, 2019 Exhibit Index, page 117

1.	The consent of Mazars USA LLP included in Exhibit 23 appears to be misdated. Please amend your filing to have Mazars USA LLP provide an appropriately dated consent.

Company response:

We agree that our Annual Report on 10-K for the year ended December 31, 2019 that was filed with the United States Securities and Exchange Commission on March 2, 2020 contained a typographical error on Exhibit 23. Although we had received the signed consent for Exhibit 23 with the correct date from our independent registered public accounting firm on March 2, 2020, the correct date was not included in the original 10-K filing with the SEC. We have filed Amendment No. 1 on Form 10/A today, November 2, 2020.

I trust that this adequately addresses your comment. However, if further information is required, please feel free to contact the undersigned.

Very truly yours,

/s/ Russell Greenberg
Russell Greenberg,
Executive Vice President
and Chief financial Officer